HIGHLANDER CAPITAL GROUP, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2015

Computation of net capital	
Total stockholders' equity	$ 174,169
Deductions:	
Total non-allowable assets from statement of financial condition	53,273
Net capital	$ 120,896
Computation of excess net capital	
Net capital requirement	$ 100,000
Net capital as calculated above	120,896
Excess net capital	$ 20,896
Computation of aggregate indebtedness	
Aggregate indebtedness – per statement of financial condition	$ 33,642
Ratio of aggregate indebtedness to net capital	27.83%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2015 Part IIA FOCUS filing.

See auditor's report.